Kirkpatrick & Lockhart LLP
75 State Street
Boston, MA  02109






                                                                December 2, 2004

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:  James E. O'Conner

         Re:  MAN-GLENWOOD LEXINGTON TEI, LLC
              Registration Statement on Form N-2 (333-_____; 811-21458)

Ladies and Gentlemen:

     Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940 (the "1940 Act"), as amended, on behalf of Man-Glenwood Lexington TEI, LLC (the "Fund") is a post-effective amendment on Form N-2. The Form N-2 is filed for the purposes of (i) registering additional units of the Fund ("Units") and (ii) updating certain disclosure as discussed below.

     The disclosure changes in the Fund's post-effective amendment relate solely to:

     (i) changes necessary to conform the Fund's disclosure to that contained in the pending Form N-2 filing of Man-Glenwood Lexington, LLC ("MGL") filed on November 12, 2004 (accession number 0000898432-04-000951). MGL is the Fund's sister feeder fund, both of which invest in the same master fund; and

     (ii) certain changes to reflect that the fund is no longer an initial offering, and certain updated tax disclosure.

     No changes to the disclosure apart from these categories are contained in the filing.

     The SEC staff follows selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements. The SEC staff may determine not to review a registration statement or portions of a registration statement based on similarity to prior filings that have been reviewed by the staff. Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing. In this regard, please note that the Fund's registration statement is identical to the currently effective registration statement except in the regards identified above, and selective review is requested regarding those changes only. We will provide a marked version of the prospectus and statement of additional information upon request.

     In addition, as noted, the Fund is a feeder fund, investing substantially all of its assets in Man-Glenwood Lexington Associates Portfolio, LLC

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Securities and Exchange Commission
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(811-21285). Pursuant to SEC staff procedure, this master fund also has executed the Fund's filing accompanying this transmittal letter.

         Questions should be directed to the undersigned at (617) 261-3231.

                                        Sincerely,

                                        /s/ George J. Zornada
                                        ---------------------------
                                            George J. Zornada